August 25, 2004

Mail Stop 04-09

Scott H. Rechler
President and Chief Executive Officer
Reckson Associates Realty Corp.
225 Broadhollow Road
Melville, New York 11747

Re:	Reckson Associates Realty Corp.
	Reckson Operating Partnership, L.P.
	Registration Statements on Form S-3
	File Nos. 333-118001 and 333-118001-01
	Filed on August 6, 2004

Dear Mr. Rechler:

	This is to advise you that we have reviewed only that portion of the above Form S-3 registration statements that relate to the conversion of shares of Reckson Associates Realty Corp. common stock for Class C units of the Reckson Operating Limited Partnership in connection with the 1055 Stamford Associates Limited Partnership. We have the following comment.

Prospectus Coverpage, page 1

1. Supplementally, please tell us the date the Operating Limited Partnership units were privately issued to the 1055 Stamford Associates Limited Partnership, the exemption from registration and the date these units were first redeemable. Further, please clarify that you are only registering the issuance of common shares and not any resales.

Incorporation of certain documents by reference, page 14

2. Please amend your disclosure to incorporate by reference your Form 10-Q for the quarter ended June 30, 2004.



*   *   *

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date. Please provide this request at least two business days in advance of the requested effective date.

	If you have any questions, please call Neil Miller at (202) 942-
1851.


							Sincerely,



							Karen J. Garnett
							Assistant Director


cc: 	Edward F. Petrosky, Esq. (via facsimile)
	J. Gerard Cummins, Esq.
	Sidley Austin Brown & Wood LLP

Reckson Associates Realty Corp.
August 25, 2004
Page 1